Filed by Altra Industrial Motion Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Altra Industrial Motion Corp
(Commission File No. 001-33209)

March 7, 2018

Dear Fellow Altra Employees:

Today we announced that Altra Industrial Motion Corp. is creating a focused global leader in the power transmission and motion control industry. We are combining with four operating companies from Fortive’s Automation and Specialty platform (Fortive A&S) in an approximately $3.0 billion cash and stock transaction. We believe this will result in compelling growth and value creation opportunities for you and the rest of our stakeholders. Together, we expect to have sales of approximately $1.8 billion and 52 manufacturing facilities, over 25 engineering/service centers and approximately 9,300 employees worldwide. A copy of the press release announcing this transaction is attached.

As you may know, Fortive A&S is a leader in motion control solutions. Some of you may already be familiar with its market leading brands, including Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems. Fortive A&S’s engineered servo, direct drive and specialty miniature motor technology, along with precision linear automation products and solutions, are highly complementary to our leading power transmission line-up and strong mechanical and electronic capabilities.

Importantly, both companies have cultures focused on strong operating performance and continuous improvement, with reputations for deep customer engagement. With our similar philosophies and global presence, we expect to advance Altra’s capabilities across the technological spectrum and support entry into higher-growth, higher-margin markets, such as medical, as well as new segments of material handling and robotics.

In short, this announcement is a transformational step for Altra. We could not be more excited about this combination and the potential opportunities it will bring for our business and our employees.

Next Steps: Business as Usual

Even though we are making this announcement today, it will be several months before the transaction is completed. A portion of the transaction is structured in a form called a Reverse Morris Trust, under which Fortive will go through a process to separate the Fortive A&S business prior to combining it with Altra. As part of this process, we will need to obtain certain regulatory approvals, tax authority rulings and the approval of Altra shareholders. We expect to close the transaction by end of the year.

Until that time, Altra and Fortive A&S will continue to operate as separate, independent businesses. That means that it is business as usual for all of us. We will rely on you, as we always have, to continue striving for Operational Excellence and providing our customers with the same outstanding service and innovative products and solutions they have come to expect from us.

Bringing these companies together will require a thoughtful integration plan, a process we have executed well in the past. To help facilitate this effort, we will shortly begin pulling together a transition team, which will be made up of employees of both companies. Over the next days and weeks, we will be communicating more about that team as it moves into high gear to develop the integration plan.

While there is still a lot that needs to be determined, what I can tell you is that following the completion of the transaction, the combined company will be headquartered in Braintree, Massachusetts. I will continue to lead as Chairman and CEO and Christian Storch will remain Chief Financial Officer. Our senior management team will be expanded to include both Altra and Fortive A&S employees. In addition, as I noted earlier, our businesses are highly complementary and as a result, we do not anticipate any impact from the integration on the vast majority of Altra employees, including our design, product and functional teams.

Attached is an FAQ list to help answer some of the questions you may have. We are committed to keeping you informed during each step of this process. I will provide more color as I travel to some of our facilities in the coming months. Please remember that at times like this it is critically important to understand and abide by the requirements of Altra’s Insider Trading and Publicity Policy. Please forward all inquiries from members of the media or investors to Christian Storch, Craig Schuele or Glenn Deegan who will respond on the Company’s behalf.

It is your innovative talent and contributions that have enabled our progress over the years. Looking ahead, employees will continue to be the ultimate driver of the combined company’s success. I hope you share my enthusiasm for this next chapter in our company’s history.

Sincerely,

Carl Christenson

Chairman and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Altra’s current estimates, expectations and projections about Altra’s and the Fortive Automation and Specialty business’s (“Fortive A&S”) future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Fortive A&S, the benefits and synergies of the proposed transaction, future opportunities for Altra, Fortive A&S and the combined company, and any other statements regarding Altra’s, Fortive A&S’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Altra and are subject to a number of risks, uncertainties, and other factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Altra makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Fortive A&S; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; Altra’s ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, Altra’s relationships with strategic partners, dependence upon broad-based acceptance of Altra’s network performance management solutions, the presence of competitors with greater financial resources than Altra and their strategic response to our products; the ability of Altra to successfully integrate the merged assets and the associated technology and achieve operational efficiencies; and the integration of Fortive A&S being more difficult, time-consuming or costly than expected. For a more detailed description of the risk factors associated with Altra, please refer to Altra’s Annual Report on Form 10-K for the fiscal year ended December, 31 2017 on file with the Securities and Exchange Commission. Altra assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.